07007255

UNITED STATES
.TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-49596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Fund Services (USA) LLC

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

242 Trumbull Street
(No. and Street)

PROCESSED
APR 30 2008
THOMSON REUTERS

Hartford (City) Connecticut (State) 06103-1212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Moore (312) 525-6103
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH. D.C.
202

233 South Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, John Moore, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of UBS Fund Services (USA) LLC (the Company) as of December 31, 2006, are true and correct. I further affirm that neither the Company, nor the members or any principal officer or director have any proprietary interest in any account classified solely as that of a customer.

John Moore
Managing Director

Notary Public

OFFICIAL SEAL
RENITTA JACOBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/23/08

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

(x) (g) Computation of Net Capital under Rule 15c3-1
(x) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
(x) (m) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

UBS Fund Services (USA) LLC

Statement of Financial Condition

December 31, 2006

Assets		
Cash	$	159,080
Prepaid expenses		31,758
NASD deposits		3,601
Total assets	$	194,439
Liabilities and members' capital		
Liabilities:		
Due to affiliate	$	14,925
Accrued expenses		15
Total liabilities		14,940
Members' capital		179,499
Total liabilities and members' capital	$	194,439

See accompanying notes.

END